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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-33359

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch Professional Clearing Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Bryant Park
(No. and Street)

New York	**New York**	**10036**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jorge L. Ortiz **(212) 449-3172**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	New York	New York	10017-6204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02).

MERRILL LYNCH PROFESSIONAL CLEARING CORP.

(S.E.C. I.D. No. 8-33359)

BALANCE SHEET
DECEMBER 31, 2012

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a PUBLIC DOCUMENT.

Merrill Lynch Professional Clearing Corp.
Table of Contents

Page(s)



Report of Independent Auditors

To the Board of Directors and Stockholders of
Merrill Lynch Professional Clearing Corp.:

We have audited the accompanying balance sheet of Merrill Lynch Professional Clearing Corp. (the "Company") as of December 31, 2012.

Management's Responsibility for the Balance Sheet

Management is responsible for the preparation and fair presentation of the balance sheet in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of balance sheet that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the balance sheet based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the balance sheet. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the balance sheet, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the balance sheet in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the balance sheet. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

Merrill Lynch Professional Clearing Corp.
Balance Sheet as of December 31, 2012
(Dollars in Thousands, Except Share and Per Share Amounts)

Assets	
Cash	$ 75,322
Cash and securities segregated for regulatory purposes or deposited with clearing organizations	371,636
	446,958
Securities financing transactions	
Receivables under resale agreements	3,926,421
Receivables under securities borrowed transactions	4,239,023
	8,165,444
Trading assets, at fair value (includes securities pledged as collateral that can be sold or repledged of $167,279)	
Derivative contracts	179,518
Equities	167,279
	346,797
Other receivables	
Customers *(includes $270,994 measured at fair value in accordance with the fair value option election)*	4,534,376
Noncustomers	18,778,142
Brokers and dealers	139,898
Interest and other	4,083
	23,456,499
Goodwill and intangible assets	101,650
Deferred tax asset	56,231
Other assets	71,261
Total Assets	**$ 32,644,840**
Liabilities and Stockholders' Equity	
Liabilities	
Trading liabilities, at fair value	
Derivative contracts	328,236
Equities	87,416
	415,652
Securities financing transactions	
Payables under securities loaned transactions	4,204,687
Payables to affiliated companies	11,267,082
Other payables	
Customers	11,127,327
Noncustomers	2,063,490
Brokers and dealers	226,128
Interest and other	34,279
	13,451,224
Taxes payable	65,864
Other liabilities	169,132
Subordinated borrowings	500,000
Commitments and contingencies (see note 8)	
Total Liabilities	$ 30,073,641
Stockholders' Equity	
Preferred stock, $1,000 liquidation preference per share; par value $1 per share; 10,000 shares authorized; 1,835 shares issued and outstanding	1,835
Common stock, par value $1 per share; 50,000 shares authorized; 3,000 shares issued and outstanding	3
Paid-in capital	2,119,012
Retained earnings	450,349
Total Stockholders' Equity	$ 2,571,199
Total Liabilities and Stockholders' Equity	**$ 32,644,840**

The accompanying notes are an integral part of this Balance Sheet

1. Summary of Significant Accounting Policies

Description of Business

Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include prime brokerage, securities financing, clearing and settlement services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully-disclosed basis. The Company is also a market maker on several of the United States ("U.S.") listed options exchanges. The Company is a subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is the Company's Guarantor. Additionally, MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."), which is a wholly-owned subsidiary of Bank of America Corporation ("Bank of America").

Basis of Presentation

The Balance Sheet is presented in accordance with United States Generally Accepted Accounting Principles ("US GAAP"). The Balance Sheet is presented in U. S. dollars.

Use of Estimates

In presenting the Balance Sheet, management makes estimates regarding:

- Valuations of assets and liabilities requiring fair value estimates;
- The outcome of pending litigation;
- The ability to realize deferred tax assets and the recognition and measurement of uncertain tax positions;
- The carrying amount of goodwill and intangible assets;
- Incentive-based compensation accruals and valuation of share-based payment compensation arrangements; and
- Other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet.

Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact on the Balance Sheet, and it is possible that such changes could occur in the near term.

A discussion of certain areas in which estimates are a significant component of the amounts reported in the Balance Sheet follows:

Fair Value Measurement

The Company accounts for its financial instruments at fair value or considers fair value in their measurement. The Company accounts for certain financial assets and liabilities at fair value under various accounting literature, including ASC 815, *Derivatives and Hedging Activities*, ("Derivatives Accounting"). The Company also accounts for certain assets at fair value under applicable industry guidance, namely ASC 940, *Financial Services – Brokers and Dealers* ("Broker-Dealer Guide").

ASC 820, *Fair Value Measurements and Disclosures*, ("Fair Value Accounting") defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair values for exchange-traded equities and exchange-traded derivatives, principally options, are based on quoted market prices. See Note 4 to the Balance Sheet for additional information on the fair value of financial instruments.

Legal Reserves

The Company is a party in various actions, some of which involve claims for substantial amounts. Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management with input from outside counsel handling the matter.

See Note 8 to the Balance Sheet for additional disclosures relating to litigation.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the Balance Sheet in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more likely than not to be realized. Pursuant to Income Tax Accounting, the Company may consider various sources of evidence in assessing the necessity of valuation allowances to reduce deferred tax assets to amounts more likely than not to be realized, including the following: 1) past and projected earnings, including losses, of the Company, ML&Co. and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax allocation policy. Included within the Company's net deferred tax assets are carryforward amounts

generated in the U.S. that are deductible in the future as NOLs. The Company has concluded that these deferred tax assets are more likely than not to be fully utilized prior to expiration, based on the projected level of future taxable income of the Company, ML&Co. and Bank of America, which is relevant due to the intercompany tax allocation policy.

The Company recognizes and measures its unrecognized tax benefits ("UTBs") in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to a Bank of America state consolidated, combined or unitary return in which the Company is a member will generally not be reflected in the Company's balance sheet. However, upon Bank of America's resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's balance sheet.

Balance Sheet Captions

The following are descriptions related to specific Balance Sheet captions.

Cash

The Company defines cash as currency on hand and demand deposits with banks or other financial institutions. The amounts recognized for cash in the balance sheet approximate fair value. For the purposes of the fair value hierarchy, cash is classified as Level 1.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations

The Company maintains relationships with clients and therefore it is obligated by rules mandated by its primary regulators, including the SEC and the CFTC in the U.S., to segregate or set aside cash and/or qualified securities to satisfy these regulations, which have been promulgated to protect customer assets. In addition, the Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities. The amounts recognized for cash and securities segregated for regulatory purposes or deposited with clearing organizations in the balance sheet approximate fair value. For the purposes of the fair value hierarchy, cash and securities segregated for regulatory purposes or deposited with clearing organizations are classified as Level 1.

Securities Financing Transactions

The Company enters into repurchase and resale agreements and securities borrowed and loaned transactions to accommodate customers, finance Company inventory positions, obtain securities for settlement, and earn interest rate spreads. The Company also engages in securities financing for customers through margin lending. See the *Other Receivables*

and Payables–Customer and Noncustomer Balances section of this note for additional information.

Resale and repurchase agreements recorded at their contractual amounts, plus accrued interest, approximate fair value, as the fair value of these items is not materially sensitive to shifts in market interest rates because of the short-term nature of these instruments and/or their variable interest rates or to credit risk because the resale and repurchase agreements are substantially collateralized. For the purposes of the fair value hierarchy, resale and repurchase agreements are classified as Level 2.

The Company may use qualifying securities received as collateral for resale agreements to satisfy regulatory requirements such as Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. The Company receives collateral in the form of cash or other securities for securities loaned transactions. The carrying value of these instruments approximates fair value as these items are not materially sensitive to shifts in market interest rates because of their short-term nature and/or their variable interest rates or to credit risk because securities borrowed and loaned transactions are substantially collateralized. For the purposes of the fair value hierarchy, securities borrowed and loaned transactions are classified as Level 2.

For securities financing transactions, the Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under the agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Securities financing agreements give rise to negligible credit risk as a result of these collateral provisions, and no allowance for loan losses is considered necessary.

Substantially all securities financing activities are transacted under master repurchase agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the Balance Sheet where it has such a master agreement, that agreement is legally enforceable, and the transactions have the same maturity date.

All Company-owned securities pledged to counterparties where the counterparty has the right to sell or repledge the securities, either by contract or custom, are disclosed parenthetically in *Trading assets* on the Balance Sheet.

Trading Assets and Liabilities
The Company's trading activities consist of market making in listed options on several U.S. listed options exchanges. Trading assets and trading liabilities consist of listed options and cash equity securities used for trading purposes or for managing risk exposure in trading inventory. See Note 3 to the Balance Sheet for additional information on the accounting for derivatives.

Trading assets and trading liabilities are recorded on a trade date basis at fair value, based on quoted market prices for exchange-traded equities and exchange-traded derivatives. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales").

Receivables and Payables–Affiliates
The Company enters into resale agreements and securities borrowed and loaned transactions to finance firm inventory positions and obtain securities for settlement with other companies affiliated by common ownership. The Company also engages in trading activities such as providing securities brokerage, dealing and financing services with affiliated companies. See Note 2 to the Balance Sheet for a further discussion.

Other Receivables and Payables–Customer and Noncustomer Balances
Customer and noncustomer securities transactions are recorded on a settlement date basis. Receivables from and payables to customers and noncustomers include amounts due on cash and margin transactions, including futures contracts transacted on behalf of the Company's customers. Due to their short-term nature, such amounts approximate fair value. For the purposes of the fair value hierarchy, receivables from and payables to customers and noncustomers are primarily classified as Level 2.

Customer and noncustomer securities transactions include margin loan transactions where the Company will typically make a loan to a customer in order to finance the customer's purchase of securities. These transactions are conducted through margin accounts. In these transactions the customer is required to post collateral in excess of the value of the loan and the collateral must meet marketability criteria. Collateral is valued daily and must be maintained over the life of the loan. Given that these loans are fully collateralized by marketable securities, credit risk is negligible and reserves for loan losses are only required in rare circumstances.

Securities owned by customers and noncustomers, including those that collateralize margin or other similar transactions, are not reflected in the Balance Sheet.

Other Receivables and Payables—Brokers and Dealers
Receivables from brokers and dealers include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), margin deposits and commissions. Payables to brokers and dealers include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"). Brokers and dealers receivables and payables additionally include net

(Dollars in Thousands, Except Share and Per Share Amounts)

receivables or payables from unsettled trades. Due to their short-term nature, the amounts recognized for broker and dealers receivables and payables approximate fair value. For the purposes of the fair value hierarchy, broker dealers receivables and payables are primarily classified as Level 2.

Other Receivables and Payables–Interest and Other
Interest and other receivables include interest receivable on customer and noncustomer receivables and securities financing transactions. Interest and other payables include interest payable on customer and noncustomer payables, securities financing transactions and amounts payable for dividends.

Goodwill and Intangible Assets
Goodwill is the cost of an acquired company in excess of the fair value of identifiable net assets at acquisition date. Goodwill is tested annually (or more frequently under certain conditions) for impairment at the reporting unit level in accordance with ASC 350, *Intangibles–Goodwill and Other* ("Goodwill and Intangible Assets Accounting"). If the fair value of the reporting unit exceeds its carrying value, its goodwill is not deemed to be impaired. If the fair value is less than the carrying value, a further analysis is required to determine the amount of impairment, if any. Based on the annual impairment analysis the Company determined that there was no impairment of goodwill as of the June 30, 2012 test date. The carrying amount of goodwill was $72,000 at December 31, 2012.

Intangible assets consist of exchange trading rights. In accordance with Goodwill and Intangible Assets Accounting, intangible assets with indefinite lives are not amortized. Based on the annual impairment analysis the Company determined that there was no impairment of intangible assets as of the June 30, 2012 test date. The carrying amount of intangible assets was $29,650 at December 31, 2012.

The Company makes certain complex judgments with respect to its goodwill and intangible assets, including assumptions and estimates used to determine fair value.

Deferred Tax Asset and Taxes Payable
Deferred tax assets are primarily related to State tax deductions and net operating losses available for carryforward. Taxes payable consist of current tax payable to ML&Co.

Other Assets and Other Liabilities
Other assets consist primarily of loans receivable, equipment and facilities, and other receivables. Loans receivable consist primarily of secured non-purpose loans extended to clients and carried at the contract amount net of loan loss allowance. Contract amounts approximate fair value. Other liabilities consist of trade date payable, litigation payable, exchange fees payable, accrued expenses and other payables. For the purposes of the fair value hierarchy, loans receivable are primarily classified as Level 2.

Subordinated Borrowings
Funding is principally obtained through loans from ML&Co. See Note 6 for more information.

New Accounting Pronouncements

In April 2011, the Financial Accounting Standards Board (the "FASB") issued new accounting guidance that addressed effective control in repurchase agreements and eliminated the requirement for entities to consider whether the transferor/seller had the ability to repurchase the financial assets in a repurchase agreement. This new accounting guidance was effective, on a prospective basis, for new transactions or modifications to existing transactions, on January 1, 2012. The adoption of this guidance did not have a material impact on the Company's Balance Sheet.

Effective January 1, 2012, the Company adopted amendments from the FASB to Fair Value Accounting guidance. The amendments clarified the application of the highest and best use, and valuation premise concepts, precluded the application of "blockage factors" in the valuation of all financial instruments and included criteria for applying the fair value measurement principles to portfolios of financial instruments. The amendments also prescribed additional Balance Sheet disclosures for Level 3 fair value measurements and financial instruments not carried at fair value. The adoption of this guidance did not have a material impact on the Company's Balance Sheet.

Effective January 1, 2013, the Company will be required to retrospectively adopt accounting guidance from the FASB requiring additional disclosures on the effect of netting arrangements on an entity's financial position. The disclosures relate to derivatives and securities financing agreements that are either offset on the balance sheet under existing accounting guidance or subject to a legally enforceable master netting or similar agreements. This new guidance addresses only disclosures, and accordingly will have no impact on the Company's Balance Sheet.

2. Related Party Transactions

The Company has entered into various transactions with ML&Co., MLPF&S, Bank of America and other companies affiliated by common ownership.

Related party receivables consist of receivables under resale agreements and securities borrowed transactions with other companies affiliated by common ownership to obtain securities for settlement and omnibus accounts for commodities and equities transactions with MLPF&S on behalf of the Company's clients.

Related party payables consist of securities loaned transactions with other companies affiliated by common ownership to finance Company inventory positions, loans from ML&Co. due on demand with interest based on ML&Co.'s average cost of funds, subordinated borrowings with ML&Co., and other payables to affiliates.

(Dollars in Thousands, Except Share and Per Share Amounts)

		2012
Related party receivables are comprised of:		
Receivables under resale agreements	$	3,926,421
Receivables under securities borrowed transactions		4,239,023
	$	8,165,444
Related party payables are comprised of:		
Payables under securities loaned transactions	$	4,204,687
Payables to affiliated companies:		
ML&Co. loan payable		215,081
Other payables to affiliated companies		11,052,001
		11,267,082
Subordinated borrowings		500,000
	$	15,971,769
Revenue earned from affiliated companies is comprised of:		
Interest revenue	$	1,737
Expenses charged by affiliated companies are comprised of:		
Interest expense		215,684
Service fees charged by affiliates		74,917
Brokerage, clearing and exchange fees		4,789
	$	295,390

3. Trading Activities and Derivative Instruments

Trading Risk Management

Trading activities, as well as the Company's market making activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures put in place by Bank of America. Bank of America's Global Markets Risk Committee ("GMRC"), chaired by Bank of America's Global Markets Risk Executive, has been designated by the Asset, Liability and Market Risk Committee ("ALMRC") as the primary governance authority for its Global Markets Risk Management, including trading risk management. The GMRC's focus is to take a forward-looking view of the primary credit and market risks impacting Bank of America's Global Banking and Markets business (which includes the Company's sales and trading businesses) and prioritize those that need a proactive risk mitigation strategy.

Bank of America conducts its business operations through a substantial number of subsidiaries. The subsidiaries are established to fulfill a wide range of legal, regulatory, tax, licensing and other requirements. As such, to ensure a consistent application of minimum levels of controls and processes across its subsidiaries, Bank of America

established the Subsidiary Governance Policy in 2010. This policy outlines the minimum required governance, controls, management reporting, financial and regulatory reporting and risk management practices for Bank of America's subsidiaries.

Market Risk
Market risk is the potential change in an instrument's value caused by fluctuations in interest and currency exchange rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded. The following discussion describes the types of market risk faced by the Company.

Equity Price Risk
Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock, basket of stocks, or stock index. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock or to make a cash payment based on changes in the market price of that stock, basket of stocks, or stock index.

Counterparty Credit Risk
The Company is exposed to risk of loss if an issuer or a counterparty fails to perform its obligations under contractual terms ("default risk"). Both cash instruments and derivatives expose the Company to default risk.

The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining qualifying collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company clears, settles, and finances various customer and noncustomer securities and commodities transactions. These activities may expose the Company to default risk arising from the potential that a customer, noncustomer or counterparty may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, noncustomers or counterparties. The Company seeks to control the risks associated with its customer and noncustomer margin activities by requiring customers and noncustomers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e. fails to receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities fails to receive, the Company may purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

(Dollars in Thousands, Except Share and Per Share Amounts)

Concentrations of Credit Risk

The Company's exposure to credit risk (both default and credit spread) associated with its trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Concentration of Risk to the U.S. Government and its Agencies

At December 31, 2012, the Company's significant concentration of net credit risk was with the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements to satisfy margin requirements at the clearing organizations. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral as of December 31, 2012, approximates $3,991,248, of which $3,990,892 were from affiliated companies.

Derivatives

A derivative is an instrument whose value is derived from an underlying instrument or index, such as interest rates, equity security prices, currencies, or credit spreads. Derivatives include futures, forwards, swap or option contracts, or other financial instruments with similar characteristics.

Derivatives Accounting establishes accounting and reporting standards for derivative instruments. Derivatives Accounting requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivatives are reported on the Balance Sheet as *Trading assets* and *Trading liabilities.*

Derivative Balances by Primary Risk

Derivative instruments contain numerous market risks. In particular, most derivatives have interest rate risk, as they contain an element of financing risk which is affected by changes in interest rates. Additionally, derivatives expose the Company to counterparty credit risk, although this is generally mitigated by collateral margining and netting arrangements. The primary risk of derivatives initiated by the Company is equity price risk.

The following table presents the primary risk for listed options derivative contracts at December 31, 2012.

	Contract/ Notional	Trading Assets- Derivative Contracts	Contract/ Notional	Trading Liabilities- Derivative Contracts
Equity risk	$ 4,756,465	$ 179,518	$ 5,368,406	$ 328,236

Credit Risk Management of Derivatives
The Company defines counterparty credit risk as the potential for loss that can occur as a result of an individual, counterparty, or issuer being unable or unwilling to honor its contractual obligations. The Company mitigates its credit risk to counterparties through a variety of techniques, including, where appropriate, the right to require initial collateral or margin, the right to terminate transactions or to obtain collateral should unfavorable events occur, the right to call for collateral when certain exposure thresholds are exceeded, and the right to call for third party guarantees.

4. Fair Value of Financial Instruments

Fair Value Hierarchy
In accordance with Fair Value Accounting, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

Financial assets and liabilities recorded on the balance sheet are categorized based on the inputs to the valuation techniques as follows:

Level 1: Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company has the ability to access (for example, active exchange-traded equity securities and exchange-traded derivatives).

Level 2: Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

a) Quoted prices for similar assets or liabilities in active markets (for example, restricted stock);

b) Quoted prices for identical or similar assets or liabilities in nonactive markets (examples include corporate and municipal bonds, which can trade infrequently);

c) Pricing models whose inputs are observable for substantially the full term of the asset or liability (examples include most over-the-counter derivatives); and

d) Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability

Level 3: Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As required by Fair Value Accounting, when the inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

For example, a Level 3 fair value measurement may include inputs that are observable (Levels 1 and 2) and unobservable (Level 3). Therefore gains and losses for such assets and liabilities categorized within the Level 3 reconciliation below may include changes in fair value that are attributable to both observable inputs (Levels 1 and 2) and unobservable inputs (Level 3). Further, the following reconciliation does not take into consideration the offsetting effect of Level 1 and 2 financial instruments entered into by the Company that economically hedge certain exposures to the Level 3 positions.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification for certain financial assets or liabilities.

There were no transfers between levels for the period ending December 31, 2012.

Valuation Processes and Techniques

The Company has various processes and controls in place to ensure that its fair value measurements are reasonably estimated. A model validation policy governs the use and control of valuation models used to estimate fair value. This policy requires review and approval of models by personnel who are independent of the front office and periodic reassessments to ensure that models are continuing to perform as designed. A price verification group, which is also independent of the front office, utilizes available market information including executed trades, market prices and market observable valuation model inputs to ensure that fair values are reasonably estimated. The Company executes due diligence procedures over third party pricing service providers in order to support their use in the valuation process. Where market information is not available to support internal valuations, independent reviews of the valuations are performed and any material exposures are escalated through a management review process.

While the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

(Dollars in Thousands, Except Share and Per Share Amounts)

During 2012, there were no changes to the Company's valuation techniques that had or are expected to have, a material impact on its Balance Sheet.

The following outlines the valuation methodologies for the Company's material categories of assets and liabilities:

Exchange-Traded Equity Securities
Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are classified as Level 1 of the fair value hierarchy.

Listed Derivative Contracts
Listed derivatives that are actively traded are generally valued based on quoted prices from the exchange and are classified as Level 1 in the fair value hierarchy.

Margin Loans
For certain long-term fixed-rate margin loans within customer receivables that are hedged with derivatives, the company has elected fair value option. These loans are collateralized by a portfolio of convertible and corporate bonds. For the purpose of fair value hierarchy classification these loans are classified as Level 3. Fair value is estimated based on the use of benchmarks related to underlying collateral.

The Company's assets and liabilities measured at fair value on a recurring basis of December 31, 2012 are classified as follows:

	Fair Value Measurements on a Recurring Basis As of December 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Equities	$ 167,279	$ -	$ -	$ 167,279
Derivative contracts	$ 179,518	$ -	$ -	$ 179,518
Securities segregated for regulatory purposes : US Government and agencies	$ 356,435	$ -	$ -	$ 356,435
Customer receivables	$ -	$ -	$ 270,994	$ 270,994
Liabilities				
Equities	$ 87,416	$ -	$ -	$ 87,416
Derivative contracts	$ 328,236	$ -	$ -	$ 328,236

Level 3 Significant Inputs

The long-term fixed rate margin loans are valued based on market comparables. The primary significant unobservable input is yield, which is 1.74%. A significant increase in market yield would result in a significant lower fair value.

(Dollars in Thousands, Except Share and Per Share Amounts)

Fair Value Option Election

The fair value option election allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. The fair value option election is permitted on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. As discussed above, certain of the Company's financial instruments are required to be accounted for at fair value under Derivatives Accounting, as well as industry level guidance. For certain financial instruments that are not accounted for at fair value under other applicable accounting guidance, the fair value option election has been made.

The Company elected the fair value option for certain long-term fixed rate margin loans that are hedged with derivatives.

For the year ended December 31, 2012, the difference between fair value and the aggregate contractual principal amounts of the margin loans was not material.

5. Securities Financing Transactions

The Company enters into resale agreements, securities borrowed and loaned transactions in order to meet customers' needs and to earn residual interest rate spreads, obtain securities for settlement and finance trading inventory positions.

Under these transactions, the Company receives collateral, including U.S. Government and agency, and equity securities. The Company receives collateral in connection with resale agreements, securities borrowed transactions, customer margin loans, and other loans. Under most agreements the Company is permitted to sell or repledge the securities received (e.g., use these securities to secure repurchase agreements, enter into securities lending transactions or deliver to counterparties to cover shorts). At December 31, 2012, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $105,274,828, of which $7,920,485 was received from affiliated companies. The fair value of these securities that had been sold or repledged was $83,582,961 of which $60,578,254 have been sold or repledged to affiliated companies.

The Company pledges certain Company-owned assets which are included in *Trading assets* to collateralize securities loaned transactions. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in *Trading assets* on the Balance Sheet.

6. Subordinated Borrowings

At December 31, 2012, the amount available on the Company's revolving subordinated borrowing with ML&Co. was $3,000,000 with a maturity date of April 30, 2014, of which

(Dollars in Thousands, Except Share and Per Share Amounts)

$500,000 was outstanding. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on one month LIBOR plus a spread.

7. Stockholders' Equity

The Company is authorized to issue 10,000 shares of $1 par value preferred stock, with a liquidation preference of $1,000, and 50,000 shares of $1 par value common stock. During the year ended December 31, 2012, the Company issued and redeemed preferred stock, representing the Company's Joint Back Office arrangements with clients of 150 and 350 shares, respectively. At December 31, 2012, there were 1,835 preferred and 3,000 common shares issued and outstanding.

8. Commitments, Contingencies and Guarantees

Litigation

In the ordinary course of business, the Company is routinely a defendant in or party to many pending and threatened legal actions and proceedings, including actions brought on behalf of various classes of claimants. The Company is also subject to regulatory examinations, information gathering requests, inquiries, and investigations. In connection with formal and informal inquiries by its regulators, it receives numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

In view of the inherent difficulty of predicting the outcome of such litigation and regulatory matters, particularly where the claimants seek very large or indeterminate damages or where the matters present novel legal theories or involve a large number of parties, the Company generally cannot predict what the eventual outcome of the pending matters will be, what the timing of the ultimate resolution of these matters will be, or what the eventual loss, fines or penalties related to each pending matter may be.

In accordance with applicable accounting guidance, the Company establishes an accrued liability for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. In such cases, there may be an exposure to loss in excess of any amounts accrued. When loss contingencies are not both probable and estimable, the Company does not establish an accrued liability. As a litigation or regulatory matter develops, the Company, in conjunction with any outside counsel handling the matter, evaluates on an ongoing basis whether such matter presents a loss contingency that is probable and estimable. If, at the time of evaluation, the loss contingency related to a litigation or regulatory matter is not both probable and estimable, the matter will continue to be monitored for further developments that would make such loss contingency both probable and estimable. Once the loss contingency related to a litigation or regulatory matter is deemed to be both probable and estimable, the Company will establish an accrued liability with respect to such loss contingency and record a corresponding amount of litigation-related expense. The Company continues to monitor the matter for further developments that could affect the amount of the accrued liability

(Dollars in Thousands, Except Share and Per Share Amounts)

that has been previously established. The actions against the Company include, but are not limited to, the following:

Rosen Capital Partners LP and Rosen Capital Institutional LP's FINRA Arbitration
On May 28, 2008, two former hedge fund clients of the Company, Rosen Capital Partners LP and Rosen Capital Institutional LP (collectively, the "Rosen Funds"), filed a statement of claim asserting claims for breach of contract, fraud, and negligence against the Company in connection with alleged losses in the fall of 2008. On July 5, 2011, a FINRA panel awarded the Rosen Funds $64,000 plus pre-judgment interest, which was fully accrued. On December 23, 2011 the California Superior Court granted the Rosen Funds' motion to confirm the award and on February 15, 2012 entered judgment on the award. On February 5, 2013, the Court of Appeal affirmed the decision of the California Superior Court.

Commitments
The Company has entered into various noncancelable, long-term lease agreements for premises and equipment that expire through the year 2018. Future minimum rental commitments with initial or remaining terms expiring after December 31, 2012, are presented below:

Year Ending	Total
2013	5,697
2014	1,547
2015	916
2016	305
2017	309
Thereafter	78
	$ 8,852

The amounts in the above table do not include amounts related to lease renewal or purchase options or escalation clauses providing for increased rental payments based upon maintenance, utility and tax increases.

The Company obtains letters of credit from issuing banks to satisfy various counterparty collateral requirements in lieu of depositing cash or securities collateral. Letters of credit aggregated $135,000 at December 31, 2012.

Guarantees
The Company issues various guarantees to counterparties and is required to disclose information for guarantee arrangements such as the maximum potential amount of future payments under the guarantee, the term and carrying value of the guarantee, the nature of any collateral or recourse provisions and the current payment status of the guarantee.

The Company has a guarantee on behalf of a client with a foreign stock exchange for approximately $6,590. The guarantee is secured by the assets in the client's accounts and has no expiration. No contingent liability is recorded on the balance sheet since this transaction is fully collateralized. Management believes the potential for the Company to be required to make a payment under this arrangement is remote.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the balance sheet for these arrangements.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. If the client fails to fulfill its obligation, the Company must fulfill the client's obligation with the counterparty. The Company is secured by the assets in the client's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the client. Management believes the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the balance sheet for these arrangements.

In connection with its securities clearing business, the Company performs securities execution, clearance and settlement services on behalf of other broker-dealer clients for whom it commits to settle trades submitted for or by such clients with the applicable clearinghouse. Trades are submitted either individually, in groups or series, or if specific arrangements are made with a particular clearinghouse and client, all transactions with such clearing entity by such client are submitted. The Company's liability under these arrangements is not quantifiable and could exceed any cash deposit made by a client. However, the potential for the Company to be required to make payments under these arrangements is remote due to the contractual requirements associated with clients' activity and the regular review of clients' capital. Accordingly, no liability is carried on the balance sheet for these transactions.

9. Employee Benefit Plans

ML&Co. sponsors pension and other postretirement benefits to its employees worldwide through defined contribution pension, defined benefit pension and other postretirement plans. These plans vary based on the country and local practices.

The Bank of America Corporation Corporate Benefits Committee has overall responsibility for the administration of all of ML&Co.'s employee benefit plans. ML&Co.

(Dollars in Thousands, Except Share and Per Share Amounts)

continues as the plan sponsor. Bank of America maintains certain qualified retirement and defined contribution plans covering full-time, salaried employees and certain part-time employees. Eligible employees newly hired on or after January 1, 2010 participate in the Bank of America plans with certain exceptions.

In connection with a redesign of its retirement plans, Bank of America amended its Qualified Pension Plans to freeze benefits earned effective June 30, 2012. Bank of America continues to offer retirement benefits through its defined contribution plans.

The defined benefit pension plans and postretirement benefit plans are accounted for in accordance with ASC 715-20-50, *Compensation – Retirement Benefits, Defined Benefit Plans-General* ("Defined Benefit Plan Accounting"). Postemployment benefits are accounted for in accordance with ASC 712, *Compensation-Nonretirement Postemployment Benefits*. Required disclosures are included in the December 31, 2012 Form 10-K of ML&Co.

Defined Contribution Pension Plans
The U.S. defined contribution plans sponsored by ML&Co. consist of the Retirement Accumulation Plan ("RAP"), the Employee Stock Ownership Plan ("ESOP") and the 401(k) Savings & Investment Plan ("SIP"). During 2012 these plans were merged, with the SIP being the successor plan and is closed to new participants with certain exceptions.

Defined Benefit Pension Plans
ML&Co. previously purchased an annuity contract that guarantees the payment of benefits vested under a U.S. defined benefit pension plan that was terminated (the "U.S. terminated pension plan") in accordance with the applicable provisions of the Employee Retirement Income Security Act ("ERISA"). ML&Co., under a supplemental agreement, may be responsible for, or benefit from, actual experience and investment performance of the annuity assets. ML&Co. made no contribution under this agreement for the year ended December 31, 2012. Additional contributions may be required in the future under this agreement. ML&Co. also maintains supplemental defined benefit pension plans (i.e., plans not subject to Title IV of ERISA) for certain U.S. participants.

Postretirement Benefits Other Than Pensions
Health insurance benefits are provided to eligible retired employees and dependents through Bank of America sponsored plans. The health care coverage is contributory, with certain retiree contributions adjusted periodically. The accounting for costs of health care benefits for most eligible employees anticipates future changes in cost-sharing provisions. As of December 31, 2012 none of these plans had been funded. Bank of America does not allocate postretirement benefits expense other than pensions to the Company.

Postemployment Benefits
ML&Co. provides certain postemployment benefits for employees on extended leave due to injury or illness and for terminated employees. Eligible employees who are disabled

(Dollars in Thousands, Except Share and Per Share Amounts)

due to non-work related illness or injury are entitled to disability income, medical coverage and life insurance. Bank of America also provides severance benefits to termintated employees.

Severance benefits may be provided to terminated employees under the terms of a severance pay plan. All full-time employees are eligible for severance benefits subject to the terms of the severance plan.

10. Employee Incentive Plans

Incentive plans are sponsored by Bank of America. Disclosures required by ASC 718, *Compensation- Stock Compensation,* ("Stock Compensation Accounting") are included in the December 31, 2012 Form 10-K of ML&Co.

To align the interests of employees with those of stockholders, Bank of America sponsors several employee compensation plans that provide eligible employees, including those of the Company, with stock or options to purchase stock. The Company participates in compensation plans sponsored by Bank of America, which provide eligible employees with shares of Bank of America's common stock or options to purchase such stock, and deferred cash compensation.

11. Income Taxes

The Company files income tax returns in numerous state and local jurisdictions each year. The Internal Revenue Service ("IRS") and other tax authorities in the states and cities in which the Company has significant business operations, examine tax returns periodically (continuously in some jurisdictions). The table below summarizes the status of significant tax examinations, by jurisdiction, for the Company as of December 31, 2012.

Jurisdiction	Years Under Examination[1]	Status at December 31, 2012
U.S. Federal	2004-2009[2]	See below
U.S. Federal	2010-2011[2]	Field examination

[1] *All tax years subsequent to the above years remain open to examination.*

[2] *From the date of its acquisition by Bank of America, the Company has been included in Bank of America's consolidated federal income tax return. Prior to the date of its acquisition by Bank of America, the Company was included in the ML&Co.'s consolidated federal income tax return.*

During 2012, ML&Co. Bank of America and the IRS continued to make significant progress toward resolving all federal income tax examinations for Bank of America tax years through 2009 and ML&Co. tax years through 2008. While subject to final agreement, including review by the Joint Committee on Taxation of the U.S. Congress for certain years, the Company believes that these examinations may be concluded during 2013.

(Dollars in Thousands, Except Share and Per Share Amounts)

At December 31, 2012, the Company did not have any liabilities for unrecognized tax benefits.

As described in Note 1, any unrecognized tax benefit related to a state consolidated, combined or unitary return in which the Company is a member, is not reflected in the Company's balance sheet until such time as the tax position is resolved.

While it is reasonably possible that a significant reduction in unrecognized tax benefits related to certain state consolidated, combined or unitary returns will occur within twelve months of December 31, 2012, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

Significant components of the Company's net deferred tax assets at December 31, 2012 are presented in the table below:

Accrued expenses	$	35,662
State tax deduction		9,907
Fixed Assets		2,982
Net operating loss carryforwards		2,567
Goodwill		2,205
Employee compensation and retirement		2,181
Other		1,323
Deferred tax assets		56,827
Other		596
Deferred tax liabilities	$	596
Net deferred tax asset	$	56,231

The table below summarizes the deferred tax assets and related valuation allowances recognized for the net operating loss carryforwards at December 31, 2012:

	Deferred Tax Asset	Valuation Allowance	Net Deferred Tax Asset	First Year Expiring
Net operating losses - U.S.	$ 2,567	-	$ 2,567	After 2025

Realization of the deferred tax assets recognized for net operating losses in the table above is dependent on the Company's, ML&Co.'s, or Bank of America's ability to generate sufficient taxable income prior to the their expiration. Management concluded that no valuation allowance was necessary to reduce the U.S. federal NOL carryforwards since estimated future taxable income will more-than-likely-than-not be sufficient to utilize these assets prior to expiration.

The Company and ML&Co. are included in the consolidated U.S. federal income tax return and certain combined and unitary state tax returns of Bank of America. At December 31, 2012, the Company had a current income tax payable to ML&Co. of

(Dollars in Thousands, Except Share and Per Share Amounts)

$65,864 as a result of its inclusion in consolidated, combined and unitary income tax return filings with Bank of America and ML&Co.

12. Subsequent Events

ASC 855, *Subsequent Events*, requires the Company to evaluate whether events, occurring after the balance sheet date but before the date the Balance Sheet is available to be issued, require accounting as of the balance sheet date, or disclosure in the financial statements. The Company has evaluated subsequent events through the date of issuance.

On February 4, 2013 and February 26, 2013 the company repaid $200,000 and $200,000, respectively, of its subordinated borrowings to ML&Co.

On February 8, 2013 the Company paid in full $89,744 of its Rosen Capital Partners LP and Rosen Capital Institutional LP's FINRA Arbitration.

13. Regulatory Requirements

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and the capital requirements of CFTC Rule 1.17. The Company computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. The CFTC also requires that minimum net capital should not be less than 8% of the customer risk maintenance margin requirement plus 4% of the noncustomer risk margin requirement. As December 31, 2012, the Company's regulatory net capital of $2,050,124 was 17.38% of ADI and exceeded the minimum requirement of $235,877 by $1,814,247.

The Company is also subject to the customer protection requirements of Rule 15c3-3 under the Act. For the December 31, 2012 customer reserve computation, qualified securities with contract value of $1,850,000 obtained under resale agreements with an affiliate have been segregated in a special reserve account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. For the December 31, 2012 PAIB reserve computation, qualified securities with a contract value of $890,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 31, 2012, assets segregated and secured totaled $1,231,071 and exceeded requirements by $613,777. The firm has established $5,006 in a sequestered account, there was no requirement at year end.